

January 15, 2015

<u>Via E-mail</u>
Robert G. Kramer
Chief Financial Officer
Emergent BioSolutions, Inc.
2273 Research Boulevard
Suite 400
Rockville, MD 20850

     Re: **Emergent BioSolutions, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 10, 2014
               File No. 001-33137

Dear Mr. Kramer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Accounting Branch Chief